Exhibit 16.1

September 15, 2010

Neuro-Biotech Corp.
Aeschenvorstadt 71, CH-4051
Basel, Switzerland

I am resigning as President, CEO and Director of Neuro-Biotech Corp. I have read the statements that I understand Neuro-Biotech will include under Item 5.02 of the Form 8-K report it will file regarding the recent change of corporate officers. I agree with such statements disclosed regarding Barry Somervail.

Regards,

Barry Somervail